FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

14 October 2011

Dear Ms Hunsaker

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 20, 2011
Form 6-K
Filed August 12, 2011
File No. 001-10306

 Thank you for your letter of 18 August 2011.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries; and ‘NatWest’ means National Westminster Bank Plc.

Form 20-F for Fiscal Year Ended December 31, 2010

Business review

Organizational structure and business overview, page 5

1.
We note that your Non-Core division separately manages assets that you intend to run off or dispose of. We also note your disclosure on page 6 that in order to comply with EC State Aid requirements you have agreed to a series of restructuring measures, which include divesting of RBS Insurance. Given your intention to dispose of this business, please tell us and clarify in future filings why its operations have not been transferred to the Non-Core division.

RBS Insurance is the Group’s general insurer.  Although its disposal has been agreed as part of the EU state aid requirements, the Group has continued to

The Royal Bank of Scotland Group plc
Registered in Scotland No 45551
Registered Office: 36 St Andrew Square
 Edinburgh  EH2 2YB

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report it as a separate operating segment and not transferred it to Non-Core Division because:

(a)
it meets the definition of an operating segment in IFRS 8 Operating Segments1 in particular its operating results are regularly reviewed by the Group’s chief operating decision maker (the Group’s Chief Executive Officer);

(b)
its business is distinct from the activities of Non-Core Division and has economic characteristics that differ significantly from those of Non-Core division’s operations which are principally banking2; and

(c)	its chief executive officer is directly accountable to the Group’s chief operating decision maker.

We will revise future filings to clarify why RBS Insurance is reported as an operating segment and not aggregated with Non-Core Division.

Risk and balance sheet management

Funding and liquidity risk, page 74

2.
We note your disclosure on page 78 of your liquidity portfolio as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the liquidity portfolio as of the balance sheet dates, please revise your future filings to also disclose the average amounts of your liquidity portfolio during the period.

We will revise future filings to include the average amounts of the Group’s liquidity portfolio and its constituents.

Net stable funding ratio, page 79

3.
We note your presentation of the net stable funding ratio estimated by applying the Basel III guidance issued in December 2010. Given that this metric is not yet required by a government, governmental authority or self-regulatory organization, it would appear to be a non-GAAP financial measure for purposes of Item 10 of Regulation S-K. Thus, please revise future filings to label the measure as non-GAAP and provide further clarifying disclosures regarding the use of the metric. For example, to the extent that there is a minimum threshold or goal to be achieved for the metric, please state that fact, and please disclose

1 An operating segment is a component of an entity:
(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),
(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess performance; and
(c)	for which discrete financial information is available. (IFRS 8, paragraph 5)
2 Paragraph 12 of IFRS 8 deals with when two or more operating segments may be aggregated into a single operating segment.  Such aggregation must be consistent with IFRS 8’s core principles, the segments must have similar economic characteristics and be similar in following respects: the nature of the product and services, the nature of the production process, the type of class or customer, the distribution methods used and the nature of the regulatory environment, ’for example banking, insurance or public utilities’.

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any significant judgments that went into the calculation of the metric given the limited regulatory guidance available about the requirements for this measure.

The stable funding ratio is part of emerging regulatory standards and therefore is not and will not be a measure calculated totally on GAAP amounts, whether based on regulatory rules that have been issued or application guidance that may emerge in the future.  Reconciliation to an equivalent GAAP measure is not possible.  However it is a measure that is starting to be considered by the banking industry and therefore we propose to continue to disclose it.  In future filings, we will label the ratio as a non-GAAP measure; include disclosures covering the minimum threshold objective (such as 100%) and the significant judgments that underlie its preparation; and note that it may not be calculated on a basis that is consistent with other financial institutions.

Risk Management: Credit Risk

Commercial real estate, page 96

4.
We note your disclosure on page 97 that £9.2 billion of your commercial real estate portfolio is receiving heightened credit oversight under the Group watchlist process. Please clarify how your “watch” loans relate to loans disclosed in the risk element in lending (REIL) and potential problem loan categories. Please also clarify whether you have watchlist loans in some of your other loan portfolios, and if so, tell us why you do not provide disclosure of those amounts.

The watchlist process applies to all of the Group’s corporate loan portfolios. A loan is placed on watch (ie recorded on a watchlist) when there are indications that the borrower’s creditworthiness has declined since the loan was granted such that the exposure requires more intensive oversight.  Loans on watchlist are not included in REIL as they neither carry an impairment provision nor are they more than 90 days past due and they are not included in potential problem loans (PPLs).  The Group’s PPLs are loans not past due 90 days for which an impairment event has occurred but no impairment provision is necessary.  They comprise fully collateralised revolving credit facilities where identification as 90 days overdue is not feasible and other fully collateralised facilities that are not yet 90 days past due.

The quantum of loans in the Group’s commercial real estate portfolio subject to the Group’s watchlist process was disclosed in the context of a more detailed discussion of this portfolio prompted by its size and the incidence of related impairment losses.  We would not propose to extend this disclosure to the Group’s total lending portfolio.

Citizens real estate, page 99

5.
We note your disclosure that Citizens has $28.5 billion of home equity loans and lines (first and second lien), segregated between Core of $23.7 billion and Non-Core of $4.8 billion. You also state that Home Equity Core consists of 46% first lien position while Non-Core consists of 97% second lien position. Please respond to the following:

•	For those loans that are secured by a second lien, tell us whether you have the ability to track whether the first lien is in default if you do not hold

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or service it. If not, tell us the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of provision for impairment losses on loans and advances.

[**Paragraphs redacted**]

•
Tell us the key differences between the second lien position home equity loans you have classified as part of Home Equity Core versus the second lien position home equity loans classified as part of Non-Core. As part of your response, please tell us whether the provision for impairment loss methodology is different for these portfolios and whether different delinquency or credit trends exist.

[**Paragraphs redacted**]

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Movement in REIL and PPL, page 122

6.
We note your roll forward illustrating movement in the risk element in lending (REIL) and potential problem loan (PPL) categories. In future filings, in order to better illustrate the credit risk management of these categories, please provide further breakout of the “disposal, restructurings and repayments” line item to at least separate out “repayments” from the rest of the items within the line item.

In future filings, we will separate out ‘repayments’ from the rest of the items within the line item ‘disposal, restructurings and repayments’ in the REIL and PPL roll forward table.

Market risk, page 133

7.
We note your discussion on page 133 regarding the limitations of the historical simulation VaR methodology. In light of these limitations, please tell us whether   you considered using a Monte Carlo simulation which randomly generates new market factors based on a chosen distribution, instead of the historical simulation model that uses historical moves for each market factor replayed exactly how they occurred.

The Group periodically re-assesses the appropriateness of its VaR methodology, giving particular consideration to the ability of the model to produce a wide range of realistic joint market factor simulations.  On at least an annual basis we provide a summary of the model reviews, highlighting the key findings to the Financial Services Authority (FSA), our principal regulator.   Based on the most recent results from our (ongoing) internal validation of the model, we are satisfied that our historical simulation method meets the Group’s needs and it is used as the basis of our market risk capital framework. Although historical simulation is limited to scenarios that have occurred in the past, we mitigate this shortcoming through the complementary use of forward-looking stress scenarios and other types of stress testing. The FSA has approved our framework.

We recognise that alternative methods also have disadvantages as well as advantages. For example, while Monte Carlo simulation allows for the consideration of a wider set of possible future scenarios, a historical simulation more easily captures the real (non-linear and regime dependent) inter-dependencies between the market risk factors. In addition, Monte Carlo simulation requires each market variable to be modelled according to an estimated distribution. Over time, the relationships between distributions may no longer be appropriate and require continual re-estimation. Further, the use of Monte Carlo simulation would pose a significant technology challenge given the computational power needed to run the simulations. It would also require us to re-apply for VaR model approval from the FSA.

8.
Please provide proposed disclosure to be included in future filings that discusses the rationale of diversification benefits and how they are calculated for both your trading and non-trading portfolios.

In the Group’s disclosures diversification is measured at the Group level. The diversification factor is calculated as the sum of the VaR on individual risk types minus the total portfolio VaR for trading and non-trading portfolios.

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We will include the following note on the diversification calculation in our disclosures going forward: ‘The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation.  The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.’

9.
We note that your VaR model assumes a time horizon of one trading day and a confidence level of 99% which implies that trading losses should not exceed VaR more than 1 out of every 100 trading days. We also note your disclosure that you maintained a green model status throughout 2010 which, based on FSA definitions, indicates that you had four or less back-testing exceptions during the year. Please tell us and consider revising your future filings to quantify the actual number of days during each period that trading losses exceeded VaR. Additionally, as part of your response, please clarify whether if you had no back-testing exceptions during the year whether that would require further analysis and research to validate your model, given that some back-testing exceptions would appear to be normal given a 99% confidence level.

The red-amber-green status disclosed in our published results is in accordance with the Group’s reporting to the FSA. We have considered disclosing the number of back-testing breaches, but we believe that our current approach strikes the appropriate balance between the provision of adequate transparency on the one hand and the protection of sensitive proprietary information related to our capital framework on the other.

[**Paragraph redacted**]

Other risk exposures, page 144

Conduits, page 158

10.
Please revise your future filings to clarify, if true, that you are not a party to any off-balance sheet conduits other than to the extent that you provide liquidity commitments to multi-seller conduits sponsored by other banks. To the extent that you do hold interests in unconsolidated conduits, please explain how you determined that such conduits were not required to be consolidated.

The Group does not consolidate those conduits where its interest in the conduit, eg a holding of securities issued by the conduit, does not result in the Group

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controlling the conduit ie the criteria for control of an SPE set out in SIC-12 are not met.

11.
Please tell us and revise your future filings to reconcile the amounts reported in the tables on pages 158 and 159, particularly with respect to the undrawn liquidity facilities and total exposure. Please also clarify your disclosure and footnote three related to the maximum exposure to loss, where you appear to include all liquidity and credit enhancements to the conduits, but exclude the program wide credit enhancements (PWCE). Please confirm this is due to the fact that the PWCE in all cases are provided by a third party and clarify whether the PWCE relates at all to the column titled “liquidity for third parties” on page 159, and if so, how.

The analysis of deal specific liquidity on page 158 relates to liquidity support provided by the Group. The table on page 159 provides detail of the underlying assets and undrawn amounts in the conduits consolidated by the Group.  Accordingly, it is not possible to reconcile these two analyses.

The PWCE is excluded from the calculation of maximum exposure to loss (footnote 3) not because the PWCE is provided by third parties but because the PWCE and the deal specific liquidity cover the same risk.  It would not be possible for the Group to suffer a loss under both the PWCE and the deal specific liquidity facility.  We will revise future filings to explain this more clearly.   We confirm that the column ‘Liquidity for third parties’ on page 159 is not related to the PWCE.

Accounting policies, page 216

12 – Insurance, page 219

12.
We note that under IFRS 4 you may retain your accounting policies for insurance contracts that were used prior to your first time adoption of IFRS until such time that the IASB completes the second phase of its project on insurance contracts. Please tell us the body of GAAP that you follow to account for your insurance contracts. Please also confirm whether you have made any changes to your insurance accounting policies since your initial adoption of IFRS.

The Group’s general insurance and life assurance operations (the latter was sold in 2010) account for their insurance business in accordance with UK generally accepted accounting practice set out in FRS 27 Life Assurance and the Association of British Insurers’ Statement of Recommended Practice on Accounting for Insurance Business.  The Group has made no material changes to its accounting policies for its life assurance and general insurance activities since the Group adopted IFRS in 2005.

13 – Provisions, page 220

13.
We note your accounting policy disclosure regarding provisions on page 220. We further note that you provide a narrative discussion in Note 34 regarding certain contingencies, including those related to litigation matters. However, it appears that you have not provided the quantitative disclosures required by paragraph 84 of IAS 37 for each class of provision, including those related to litigation matters. Please tell us, and revise your future filings to provide the required disclosures.

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[**Sentence redacted**]

However, in future filings, the Group will provide the disclosures required by paragraph 84 of IAS 37 for its payment protection insurance provision (see comment 25 below) and for any other class of provision that is material.

Notes on the accounts

Note 1 – Net interest income, page 228

14.
Please clarify what the line item “internal funding of trading businesses” represents and why it reduces consolidated interest payable. Please also tell us why the amount has decreased so substantially between 2008 and 2010.

The internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in the Group’s trading portfolios.  Interest payable on these financial liabilities is charged to the trading book.  As a result there is a reduction in banking book interest expense reported as a reduction in the profit or loss caption Interest payable and an increase in trading book interest expense recorded within Income from trading activities.  The decrease between 2008 and 2010 is due to significant reductions in interest rates and a decrease in the trading book’s reliance on banking book funding.

Note 2 – Non-interest income (excluding insurance net premium income), page 229

15.
We note that you disclose your fee and commission income on a gross basis in the table on page 229. Based on your accounting policy disclosure on page 217 it appears that your fee and commission income is generated from various fee-based businesses including payment services, card-related services, insurance brokerage and investment management. In the interest of transparency and in an effort to more clearly understand how these distinct businesses impact your operating results, please revise your disclosure in future filings to separately quantify the fee and commission income generated from each of these businesses.

We will revise future filings to include an analysis of fee and commission income along the following lines:

Fee and commission income	£m
Payment services
Credit and debit card fees
Lending (credit facilities)
Brokerage
Trade finance
Investment management
Other

16.
We note your disclosure in footnote (1) to the table on page 229 which describes the significant components of your trading income/(loss) as well as the types of products that generate such gains and losses. Given the volatility experienced from period to period from this revenue source – particularly with respect to your credit products – please revise your disclosure in future filings to

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describe the significant drivers of your trading income/(loss) for each major product type. For example, if a customer requests a foreign exchange swap, describe the process you take to fulfill the customer order (e.g, sell them a swap from your inventory, facilitate the transaction with a third party, take the other side of the swap transaction yourself, etc) and how you earn a profit on the transaction (e.g., transaction fees, bid-ask spread, etc). Also explain how funding costs are captured in your trading income/(loss). Finally, given the significance of the “other” category, and the fluctuations from period to period, please consider disaggregating the category further to separate out commodities and equities so any trends in these categories can be better observed.

The Group’s trading income principally arises in GBM and we will revise future filings to enhance the discussion of GBM’s results to cover the significant drivers of its income from trading activities and how related funding costs are captured.  We will also disaggregate Other into Equities and Commodities in note 2.

Note 11 – Financial instruments – classification, page 241

17.
Please revise your future filings to provide the disclosures required by paragraphs 10-11 of IFRS 7 with respect to all financial liabilities designated as at fair value through profit or loss, including debt securities in issue and subordinated liabilities.

The disclosures required by paragraphs 10-11 of IFRS 7 - the amount of change, during the period and cumulatively, in the fair value of a financial liability designated as at fair value through profit or loss that is attributable to changes in the credit risk and the methods used to comply with this disclosure requirement – are given for the Group’s own debt (debt securities in issue and subordinated liabilities) that is measured at fair value (ie own debt that is either classified as held for trading or designated as at fair value through profit or loss) on page 229 (period change in fair value attributable to own credit3) and page 254 (cumulative own credit adjustment and further explanation of how the adjustment is computed) of the Group’s 2010 20-F.  In future filings, the Group will analyse these amounts between subordinated debt (all subordinated debt held at fair value is designated as at fair value through profit or loss) and debt securities in issue further analysed between held for trading and designated as at fair value through profit or loss.

Note 12 – Financial instruments – valuation, page 251

18.
We note that certain of your disclosures describing your valuation techniques are very technical and may not be easily understood by the average reader. For example, when describing your methodology for making bid-offer adjustments you use terms such as calendar and cross strike netting as well as delta and vega risk. Please consider simplifying such disclosures in future filings and provide us with additional information that clarifies the technical terms used. Additionally, specifically as it relates to netting across risk buckets, you state that you will net where long and short risk in two different buckets can be closed out in a single market transaction at less cost than by way of two separate

3 Footnote 3 to the table on page 229 of Form 20-F explains that the change is ‘measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

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transactions. Please clarify whether you have the intention to settle the contracts in this fashion, and if not, please tell us how you concluded it was appropriate to factor the netting into the valuations.

We believe it is appropriate to factor netting into the calculation of bid-offer adjustments independent of any intention to settle on this basis based on the guidance in IAS 39 (AG72): ‘When an entity has assets and liabilities with offsetting market risks it may use mid-market prices as a basis for establishing fair value for the offsetting risk positions and apply the bid or asking price to the net open position as appropriate’.

We plan to include the following disclosures on this aspect of valuation in future filings:

Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets. Bid-offer adjustments for each risk factor (including delta (the degree to which the price of an instrument changes in response to a change in the price of the underlying), vega (the degree to which the price of an instrument changes in response to the volatility in the price of the underlying), correlation (the degree to which prices of different instruments move together) and others) are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non-identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied on a portfolio basis to reflect the level at which the Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades.  For example, netting is applied where long and short risk in two different maturity buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (calendar netting).  This reflects the fact that to close down the portfolio, the net risk can be settled rather than each long and short trade individually.

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation eg delta and vega risk on exotic products are included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

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Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects (taking into account how moves in one risk factor may affect other inputs rather than treating all risk factors independently) that are unlikely to be adequately reflected in a static hedge based on vanilla instruments.  Where there is limited bid-offer information for a product, the pricing approach and risk management strategy are taken into account when assessing the reserve.

Fair value of financial instruments not carried at fair value, page 265

19.
We note your disclosure regarding your loans and advances to banks and customers.  Your disclosure indicates that fair value is estimated by grouping loans into homogenous portfolios and applying a discount rate to the cash flows, with the discount rate based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics. Please tell us in more detail how expected credit losses were factored into the assumption. For example please explain whether the cash flows used were reduced to the level of expected cash flows at the portfolio groupings, or whether contractual cash flows were used, and then the discount rate was applied.

[**Paragraph redacted**]

Note 15 – Derivatives, page 270

20.
We note that you present your credit derivatives in total in the table on page 271. In the interest of transparency, please revise your future filings to separately disclose your credit derivatives in terms of protection purchased and protection sold. Please also consider disclosing in future filings the extent to which such derivative activity was for the following purposes:

•	Providing default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
•	Creating new credit exposure for your own trading purposes;
•	Reflecting credit exposures taken for the benefit of your clients; and
•	Providing an offset to credit exposure taken for the benefit of clients.

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We will include disclosures along the following lines in future filings:

The following table presents the notional amounts of credit derivative protection bought and sold, analysed between dealer/client activity and credit portfolio activity in Counterparty Exposure Management (CEM).

	Bought protection	Sold protection
	£bn	£bn

Dealer-client
CEM
- Rates
- Credit and mortgage markets
- Portfolio management and origination
- Equities
- Other

21.
As a related matter, we note your disclosures on pages 151 – 155 regarding the various counterparties from which you have purchased credit protection, including HM Treasury, monoline insurers, credit derivative product companies and other counterparties. Please revise your future flings to quantify the notional amounts and fair values of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

We will include disclosures along the following lines in future filings:

The following table presents the Group’s notional amounts and fair values of credit derivative protection bought and sold by counterparty.

	Bought protection		Sold protection
	Notional	Fair value	Notional	Fair value
	£bn	£m	£bn	£m

UK government - APS
Monoline insurers
CDPCs
Banks
Other financial institutions
Corporates

Note 19 – Intangible assets, page 276

Impairment review, page 277

22.
We note as part of a reorganization of your organizational structure during 2009 you created a non-core division which is comprised of certain lines of business, portfolios and assets that you intend to run off or sell. We also note based on the table on page 322, that the goodwill allocated to this segment decreased from £4.3 billion as of January 1, 2008 to £15 million as of December 31, 2010 primarily as a result of goodwill write-downs during 2008. Please explain in detail how you determined the amount of goodwill to be reallocated to the non-

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core division upon your restructuring in 2009 considering the guidance in paragraph 87 of IAS 36.

When an entity reorganises its reporting structure, paragraph 87 of IAS 36 requires goodwill to be reallocated to the affected units using a relative value approach unless some other method better reflects the goodwill associated with the affected units.  On creation of the Non-Core Division in 2009, goodwill attributable to more than one reporting segment (principally goodwill arising on the acquisition by the Group of NatWest in 2000 and ABN AMRO Holding NV in 2007) was reallocated to reporting segments using the Group’s relative value methodology.  This methodology, developed following adoption by the Group of IFRS, incorporates a number of factors, including contribution, regulatory assets, headcount and key balance sheet lines.  The same methodology was applied to comparatives.  Goodwill arising on the acquisition of entities forming part of Non-Core Division was reallocated to that Division.

Note 30 – Reserves, page 302

23.
We note your discussion of the merger reserve on page 302 as well as your rollforward of this reserve within your Statement of changes in equity. Please provide us with more information about this reserve, including its purpose, the types of share activity that flow through this reserve and the rules governing the activity. Please also cite any relevant accounting guidance or regulatory guidance related to the application of the merger reserve.

The merger reserve on page 302 relates to three acquisitions – NatWest in 2000, Encuentro Limited in 2008 and Aonach Mor Limited in 2009.  The accounting applicable to the NatWest acquisition derived from the Companies Act 1985 and UK GAAP.  For the Encuentro Limited and Aonach Mor Limited acquisitions the applicable companies legislation was the Companies Act 2006 and the accounts were prepared under IFRS.

The premium on the equity shares issued in March 2000 by the Company to acquire NatWest qualified for merger relief in the Company.  In accordance with UK GAAP at the date of issue, the Company recorded the shares issued at nominal value with no share premium in accordance the merger relief provisions of the Companies Act 1985.  On consolidation, the Group recognised NatWest’s net assets at fair value and goodwill arising on the acquisition in 2000; the difference between this aggregate amount and the nominal value of the shares issued was credited to the merger reserve.  Under UK GAAP, goodwill was amortised over its useful life.  A transfer from merger reserve to retained earnings was made each period equal to the amount of amortisation.

 On adoption of IFRS, as permitted by IFRS 1, the Group applied IFRS 3 prospectively for business combinations consummated on or after 1 January 2004. Consequently, the carrying amount of the NatWest goodwill in the Group’s opening IFRS balance sheet was its carrying amount under UK GAAP. Under IFRS, goodwill is carried at cost less impairment provisions and therefore the related balance on the merger reserve has remained unchanged.

The premiums on the equity shares issued to acquire Encuentro Limited in 2008 and Aonach Mor Limited in 2009 also qualified for merger relief but, as the investment in these companies was recorded at fair value in accordance with

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IFRS, the premiums were recognised by the Company and credited to its ‘Merger reserve’.

Under the UK Companies Act 2006 (the Companies Act) when shares are issued at a value that exceeds their nominal value, any excess must be credited to the share premium account4. However, the Companies Act (section 612) provides relief (‘merger relief’) from the requirement to record amounts in the share premium account: essentially when a company issues shares to acquire an equity holding of at least 90% in another company.  The Companies Act does not prescribe the name of the reserve to be credited but it is UK practice to use the term ‘Merger reserve’.  This distinguishes it from realised reserves from which a company is able to pay distributions to owners in accordance with the terms of the instruments they hold.

The solo and consolidated merger reserves relating to Encuentro Limited and Aonach Mor Limited represented the difference between the fair value of their net assets and the nominal value of the Company’s shares issued on the acquisitions.   As explained on page 302, subsequently these two subsidiaries redeemed share capital and thereby realised amounts credited to merger reserve arising in both Company and consolidated financial statements.  Amounts credited to merger reserve are transferred to retained earnings on realisation.

Note 32 – Collateral and securitizations, page 305

24.
We note your disclosure of securitized assets and the related retained interests, subordinated assets and related liabilities. In accordance with paragraph 13 of IFRS 7, please tell us the nature of the assets and the nature of the risks and rewards of ownership to which you remain exposed.

The Group retained interests in securitised financial assets in the form of senior or subordinated securities.  These interests predominantly relate to mortgage backed securities which were re-securitised.  Retained interests are generally not held to maturity and are typically sold after settlement of the securitisation.  Retained interests may be subordinated to other investors' interests.  Third party investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities, effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.  The value of retained interest varies and is subject to credit, interest rate, prepayment, and other risks of the transferred assets.  In the ordinary course of business, the Group does not provide any other financial support to the securitisation trusts other than holding these retained interests.

4 The provisions of the Companies Acts relating to the reduction of a company’s share capital apply to the share premium account as if it were part of its paid up share capital except that (a) it may be used to pay up new shares to be allotted to members as fully paid bonus shares and (b) share premium arising on an issue of shares may be used to write off issue expenses and any commission paid.

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Note 34 – Memorandum Items, page 307

Payment Protection Insurance, page 311

25.
We note your discussion of the investigations and review of the Payment Protection Insurance (PPI) industry and the various orders and rules imposed as a result of these reviews. Please respond to the following:

•	Tell us whether you continue to offer these policies, and if not, when you stopped offering them;

The Group ceased selling single premium PPI policies in December 2008  and regular premium policies in 2009 except for mortgage repayment protection policies which were withdrawn in September of this year.

•
Tell us and revise future filings to disclose your accounting policies for these insurance products. Specifically, please address the following items in your response along with any other information you believe is pertinent, including where the insurance liability is reported on the face of your balance sheet and where the associated insurance revenues and expenses are recorded within your income statement;

PPI policies were accounted for in accordance with the Group’s accounting policies for general insurance (2010 20-F, page 219) and insurance brokerage (2010 20-F, page 217).  Premiums receivable net of commission were included in Insurance net premium income, commission in Fees and commissions receivable. Claims are included within Insurance net claims.  The PPI insurance liability is recorded in the balance sheet caption Insurance liabilities.  As the Group has ceased selling these policies and they were accounted for in line with disclosed Group accounting policies, we do not propose revising future filings in this respect.

•	Tell us whether the PPI business is part of the RBS Insurance segment that you are required to dispose of as part of implementing the State Aid restructuring plan;

PPI policies were sold through the UK Retail branch network and underwritten by RBS Insurance.  Insurance brokerage from the sale of policies was recognised in the UK Retail operating segment, the underwriting result was recognised in the RBS Insurance operating segment.

•
We note that you recorded an additional £850 million reserve (in excess of the £100 million previously existing reserve) related to PPI claims during the second quarter of 2011. Please explain in more detail how this estimate was developed, and whether it solely consists of amounts expected to be reimbursed to purchasers of the PPI policies or other provisions as well; and

The PPI provision comprises three elements: an estimate of the premiums that will be reimbursed to customers; interest on those reimbursements; and the costs of administering the redress programme.  The estimate of the amount that will be reimbursed to customers has been derived from

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

premiums received adjusted by (a) the estimated percentage of customers who will lodge complaints and (b) the estimated percentage of claims that will be sustained.  These factors have been determined based on the previous experience of the Group and other financial institutions of similar redress programmes and in the light of the Group’s agreement with the FSA on the process for implementing its policy statement and the future handling of PPI complaints.

•
Tell us in more detail how you concluded that a portion of the £850 million additional amount accrued during the second quarter of 2011 did not meet the criteria for recognition in the first quarter of 2011. In this regard, we note your disclosure on your Form 6-K filed on May 9, 2011 that the British Bankers Association (BBA) announced on May 9, 2011 that they would not appeal the High Court’s decision issued on April 20, 2011, and thus, at that date, you concluded that the additional £850 million would be required. We also note your disclosure in your first quarter of 2011 results filed May 6, 2011 that you were not able to reliably estimate the amount of your potential obligation, but then such estimate was made three days later and filed on Form 6-K. As part of your response, please tell us when you were first aware that the BBA was not going to appeal the High Court’s decision.

[**Paragraphs redacted**]

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Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Risk Factors, page 352

“The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly….”, page 358

26.
We note your disclosure that any future reduction in the long-term or short-term credit ratings of the company or one of its principal subsidiaries would further increase your borrowing costs, require you to replace funding lost, may limit your access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. In the interest of transparency, please quantify the additional collateral that could be required to be posted in the event of further reductions in your credit ratings.

We will revise future filings:

Any future reductions in the long-term or short-term credit ratings of the Company or one of its principal subsidiaries (particularly the Royal Bank) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements.  As at 31 December 2011, a one notch downgrade in the Group’s credit rating would have required the Group to post an estimated £xx.xbn of additional collateral.

“Each of the Group’s businesses is subject to substantial regulation and oversight…”, page 362

27.
We note that you cite requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank as regulatory changes that could have a material adverse effect on your operations. We further note that you have included a range of businesses and asset portfolios primarily from the GBM division linked to proprietary trading in your Non-Core division which manages separately assets that you intend to run off or dispose of. Please tell us and revise your disclosure in future filings to provide the following:

•
Clarify the extent to which your proprietary trading activities will be subject to the Volcker rule under the U.S. Dodd-Frank Act. In this regard, please provide your analysis of the applicability of the Volcker rule to your operations conducted both within and outside the U.S.; and

•	Clarify whether the proprietary trading operations classified within your Non- Core division represent all proprietary trading activities or only those that you intend to wind down or sell.

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

[**Paragraph redacted**]

Form 6-K filed August 12, 2011

Analysis of results, page 13

Global Transaction Services, page 34

28.
We note your disclosure that Q2 2011 impairment losses of £54 million were largely related to a single provision. Please tell us whether you had previously identified this loan as a potential problem loan (PPL), as part of your REIL category, or as part of your watchlist loans. If not, please tell us in more detail the circumstances surrounding this large impairment during Q2 2011.

The loan was on watchlist as at the end of 2010. During the first quarter of 2011 an impairment charge was recognised and the loan was reported within REIL at the end of the quarter.  A further impairment charge was recognised in Q2 2011.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant